Mail Stop 4561

November 14, 2006

Arthur Viola
67 Wall Street, 22nd Floor
New York, NY 10005-3198

> **Re: Infe Human Resources, Inc.**
> **Form 8-K**
> **Filed November 7, 2006**
> **File No. 000-50374**

Dear Mr. Viola:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K,

1.   The disclosure should also state whether during the registrant's two most recent fiscal years and any subsequent interim period through the date of resignation, declination or dismissal there were any disagreements with the former accountant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of the former accountant, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its reports. In the event of disagreement(s), provide the specific disclosures required by Item 304(a)(1)(iv) and (v) of Regulation S-K.

2.   To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former

accountants stating whether the accountant agrees with the statements made in your revised Form 8-K.

3.   We note the material weaknesses in your internal controls. Tell us when these weaknesses were discovered. Do they relate to any periods before August 31, 2006? Also, tell us of the steps you plan to take and procedures you plan to implement to correct each concern. If known, tell us when these steps are likely to be implemented.

4.   Please provide us with a schedule of your quarter ended August 31, 2006 adjustments to close the books, or adjustments recorded in connection with or as a result of the independent accountant's review. Clearly explain the reason for each adjustment. For each adjustment, show us the impact on pre-tax net loss. Quantify the net effect of all adjustments on pre-tax net income (loss). Also, tell us why none of the adjustments relate to any prior periods. Explain in detail why you believe the timing of each adjustment is appropriate.

5.   Provide us with any letter or written communication to and from the former accountants regarding the reportable events to management or the Audit Committee.

*   *   *   *

Please file your supplemental response and amendment via EDGAR in response to these comments within 5 business days of the date of this letter. Please note that if you require longer than 5 business days to respond, you should contact the staff immediately to request additional time.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

▪   the company is responsible for the adequacy and accuracy of the disclosure in the filings;

▪   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

▪   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United

States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact the undersigned at (202) 551-3472 if you have questions.

Sincerely,

Yolanda Crittendon
Staff Accountant